FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change April 29, 2005, being the date of the news release.

Item 3

News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Company reported that its common shares will begin trading on the Toronto Stock Exchange (“TSX”) on Monday, May 2, 2005, under the same symbol “VYE” and that trading will cease on the TSX Venture Exchange at that time.

Item 5	Full Description of Material Change Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102 Not applicable.

Item 7	Omitted Information No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director Contact: Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 29th day of April, 2005.

Viceroy Exploration Ltd.

News Release #2005.09

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

VICEROY EXPLORATION TO BEGIN TRADING ON
THE TORONTO STOCK EXCHANGE

Vancouver, British Columbia, April 29, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to advise that its common shares will begin trading on the Toronto Stock Exchange (“TSX”) on Monday, May 2, 2005, under the same symbol “VYE”. Trading will cease on the TSX Venture Exchange at that time.

The Company’s President and CEO, Patrick Downey, said "This is another milestone in our corporate development strategy. We are very pleased to be graduating to the TSX as we believe that this will provide greater market awareness and increased liquidity for our shareholders.”

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo gold project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated Nov. 11, 2004, the main resource lies within the QDD deposit and the most recent resource estimate includes a measured and indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of1.88 g/t Au (176,000 ounces).

For further information please contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

General investor inquiries please call:
1-888-662-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements